Filed by The Dow Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company;

E. I. du Pont de Nemours and Company

Commission File No.: 001- 03433

The following are excerpts of communications provided to The Dow Chemical Company (“Dow”) stockholders at the Dow Annual Meeting of Stockholders held on May 12, 2016.

ANDREW LIVERIS – CHAIRMAN AND CEO, DOW: And in December your Board announced another historic deal. I’m speaking of course about our merger with DuPont, a rare, tax-efficient merger of equals that will truly revolutionize our industry. We intend to unlock $1 billion in potential growth synergies, $3 billion in cost synergies, and generate more than $30 billion in new market value. And all of these numbers are absolutely the floor of what we can do, the minimums we expect to achieve. And we fully intend to create enormous value for our shareholders by creating these three brand new market-focused companies.

A new DuPont that will harness both Dow and DuPont’s complementary strengths in Ag chemicals in germplasm, seeds and traits, to create the world’s top agricultural sciences company, with the highest growth potential, an industry leader with $16 billion in revenue. We will create a world-leading specialty products company that will combine Dow Electronic Materials with DuPont’s Electronics & Communications business, plus three DuPont specialty businesses, a $12 billion company with four very unique businesses. And we will create a new material sciences company with $51 billion in revenue, a company powered by innovation and integration. A company more focused on key markets than ever before. That company will be the new Dow, your new Dow generation 6.0, if you will, headquartered right here in Midland in that new building that’s rising into the skyline just a short distance away.

As a pure-play materials company, that new Dow will be more narrowly focused than ever before, with more than 85% of our revenues concentrated in three growth markets, where demand for our differentiated solutions is on the rise. The first of these markets is Packaging. As the world’s population grows, income levels increase, and billions more people need food that is safe from farm to table. Our integration with DuPont will allow us to provide more complete solutions that the world is counting on, keeping foods fresher for people around the world.

The second market is Transportation. Combining with Dow Corning and DuPont will give us the greatest chemistry and polymers toolkit in the sector, in the industry, doubling the number of technologies that we bring to the transportation sector. And helping us deliver the stronger, lighter, safer, and more fuel-efficient vehicles of tomorrow.

The third market is Infrastructure. Dow Building and Construction is already a trusted name around the industry, but the combining with Dow Corning and DuPont, the new Dow will be able to even meet even more of our customers’ needs, incorporating silicones and other polymers throughout our industry-leading portfolio.

***

The Dow that will emerge post the merger will have a deep science capability in materials and polymers and world-leading positions in those segments that I mentioned; packaging, infrastructure, and transportation. Deeply rooted in chemistry, it will be seen as a technology company with strong growth prospects. Growth driven by growing customers, iconic brands in each of the growth markets that we will focus our efforts on. Transportation leaders like Ford, BMW, consumer packaging players like Frito-Lay and Tyson, consumer and infrastructure companies like Unilever, Samsung, Sherwin-Williams, and many more. Growth driven by our presence in more than 170 countries worldwide with 40% of our revenues coming from emerging countries. And growth driven by the exceptional skills of our scientists, a group that will be 10,000 strong in 2018, including the mathematicians and data scientists that we’re hiring who are handling the big data we are harnessing, as well as the analytics to drive our innovation engine in the direction of new materials, new solutions to address world challenges.

All told, through our investments and growing regions and rapidly advancing technologies and productivity actions, and the seminal transactions and related synergies I’ve discussed, this new enterprise will have revenues totaling $60 billion. It will have earnings power approaching $15 billion in the near-term and will be poised to deliver EBITDA margins north of 20%. It will be capable of continuing to deliver the strong cash generation and shareholder returns that we’ve achieved these last several years.

Driven by 17,000 millennials and 60,000 energized employees. This is the new Dow. And across the globe the new Dow will continue to unleash sustainability as the driver of value growth, reducing the footprint of our operations, improving the handprint of our products, and shaping a blueprint for change in partnership with government and civil society. This is what the new Dow and only the new Dow will be able to do. And this in the end is what excites me most about this new Dow. Not the products we’re going to create, but the problems we’re going to solve because the transformation that matters more than the transformation of anything else is the transformation we enable in people’s lives. This is the value we will unlock for our customers and our shareholders and this is why the world will come to the new Dow because we are putting the human element to work for humanity as a whole.

Pivotal Moment Specialty Products Co. 3 1 2 Agriculture Co.

$1 billion in potential growth synergies $3 billion in cost synergies $30 billion in market value DowDuPont Merger of Equals

Market-focused Companies Material Sciences Agricultural Sciences Specialty Products Co. Electronics & Communications Nutrition & Health Industrial Biosciences Protection Solutions Agriculture Co. Agriculture

Agriculture Overview

Agriculture

Net Sales: **~$16B[1]**

DuPont + Dow

~$10B	~$6B
Agriculture	Agricultural Sciences

Combines Portfolios of Leading Products With Strong Capabilities Driving Future Growth

Germplasm / Traits

Seed Brands	Traits
Pioneer brand products; Mycogen Seeds; Dow Seeds; PROaccess Genetics	Enlist Weed Control System; Insect Control Portfolio; Optimum AQUAmax; Plenish High Oleic Soybeans; Specialty; PowerCore

Advanced Technologies

Crop Protection

Insecticides	Herbicides	Fungicides
DuPont™ Cyazypyr®; Indoxacarb; DuPont Steward insecticide; DuPont™ Rynaxypyr®; Isoclast	Rinskor Active; DuPont Accent Q herbicide; Arylex; Sulfonylureas; Pyroxsulam	DuPont™ Zorvec®; Inatreq Active; DuPont Acanto fungicida; Picoxystrobin

Other Emerging Technologies

DuPont Dermacor; N-Serve; DuPont Lumivia

Note: Numbers may not sum due to rounding.

1. Based on Dow's and DuPont's Net Sales as reported in each company's 2015 Form 10-K filing.

Specialty Products Co. Overview

Specialty Products

Net Sales: **~$12B**[1]

DuPont + Dow

DuPont	Dow
~$10B	**~$2B**
Electronics & Communications Nutrition & Health Industrial Biosciences Protection Solutions	Consumer Solutions: - Dow Electronic Materials

Key Global Consumer Needs Driving Company Growth


Connectivity and functionality
Protection and sustainable development
Improved health and wellness
Renewable energy and materials

Note: Numbers may not sum due to rounding.

1. Based on Dow's and DuPont's Net Sales as reported in each company's 2015 Form 10-K filing.

The New Dow

Material Sciences

Net Sales: **~$51B[1]**

Dow + **DuPont**

Dow	DuPont
~$46B	**~$5B**

Dow:

Performance Plastics

Performance Materials & Chemicals

Infrastructure Solutions

Consumer Solutions:
- Consumer Care
- Dow Automotive Systems

Dow Corning Silicones

DuPont:

Performance Materials

~85% of Revenue Focused in Three Key End Markets



Transportation
Infrastructure
Packaging

Note: Numbers may not sum due to rounding.

1. Based on Dow's and DuPont's Net Sales as reported in each company's 2015 Form 10-K filing.

The New Dow: Integration and Innovation Key End Markets Solutions Packaging Transportation Infrastructure High-Throughput Research Polymer Science Material Science Formulation Sciences Process Engineering Science & Engineering Platforms High-Performance Computer Modeling Catalyst Discovery & Ligand Synthesis Application Development Ethylene Propylene Low Cost Building Blocks Silicone

Packaging 160 140 120 100 80 60 40 20 0 Thickness (microns) LLDPE LLDPE Inner Layer Outer Layer Example 1 LDPE Nylon Inner Layer Outer Layer Example 2 Multi-layer Films

Packaging 160 140 120 100 80 60 40 20 0 Thickness (microns) LLDPE EVA Nylon EVA LLDPE Inner Layer Outer Layer Example 1 Nucrel ® Surlyn® Nucrel ® LDPE Inner Layer Outer Layer Example 2 Nylon Multi-layer Films

Transportation Leader in thermosets for automotive applications Broad auto exteriors and “in the car” portfolio Advantages

Transportation Leader in thermosets for automotive applications Broad auto exteriors and “in the car” portfolio Advantages Leader in advanced materials to aid safety, comfort, and lightweighting Broad applicability throughout the vehicle

Transportation Leader in high performance engineered resins and parts Broad “under the hood” portfolio Leader in thermosets for automotive applications Broad auto exteriors and “in the car” portfolio Advantages Leader in advanced materials to aid safety, comfort, and lightweighting Broad applicability throughout the vehicle

Combination Establishes Material Science as a Leading Solution Provider – Building & Construction Example Advantages Infrastructure Wall, floor and foundation insulation Roofing insulation and adhesives Tile adhesives Foam sealants Concrete additives

Combination Establishes Material Science as a Leading Solution Provider – Building & Construction Example Advantages Infrastructure Weatherproofing sealants Silicone elastomeric coatings Structural sealants Silicone adhesives Silicone glazing Wall, floor and foundation insulation Roofing insulation and adhesives Tile adhesives Foam sealants Concrete additives

Weatherproofing sealants Silicone elastomeric coatings Structural sealants Silicone adhesives Silicone glazing Combination Establishes Material Science as a Leading Solution Provider – Building & Construction Example Advantages Infrastructure Wall, floor and foundation insulation Roofing insulation and adhesives Tile adhesives Foam sealants Concrete additives Paving Roofing and building panels Wood polymer composite Glass laminate

Revenues reaching $60 billion EBITDA approaching $15 billion EBITDA margins at or above 20% record The New Dow 17,000 millennials and 60,000 energized employees

World-Leading Operations Performance Footprint Delivering Breakthrough Innovations Advancing a Circular Economy Increasing Confidence in Chemical Technology Handprint Leading the Blueprint Valuing Nature Engaging Employees for Impact Blueprint Dow’s 2025 Sustainability Goals

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”) has filed with the Securities and Exchange Commission (“SEC”) a preliminary registration statement on Form S-4 (File No. 333-209869) (as may be amended from time to time, the “Preliminary Registration Statement”) that includes a joint proxy statement of The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) and that also will constitute a prospectus of DowDuPont. These materials are not final and may be amended. Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or definitive registration statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE VERSIONS THEREOF AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Preliminary Registration Statement and the definitive versions of these materials and other documents filed with the SEC (when available) by Dow, DuPont and DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations:
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on April 1, 2016 and the joint proxy statement/prospectus of Dow contained in the Preliminary Registration Statement, which are filed with the SEC. Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 18, 2016 and the joint proxy statement/prospectus of DuPont contained in the Preliminary Registration Statement, which are filed with the SEC. A more complete description will be available in the definitive registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty products businesses of the combined company post-mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay, prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in the financial markets or other potential barriers, (iv) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont to retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (viii) uncertainty as to the long-term value of DowDuPont common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance, (xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportunities or strategic transactions and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the Preliminary Registration Statement filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the Preliminary Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.